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                              February 22, 2022

       George Sharp
       President and Director
       Stratos Renewables Corp
       3535 Executive Terminal Drive
       Henderson, NV 89052

                                                        Re: Stratos Renewables
Corp
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed February 17,
2022
                                                            File No. 000-53187

       Dear Mr. Sharp:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10-12G filed February 17, 2022

       Our CEO and President has voting control through his ownership of the Series B preferred stock..., page 7

   1. Please quantify the percentage of the vote held by Mr. Sharp and describe the conflict of interest that you
allude to in the risk factor caption.
       Security Ownership of Certain Beneficial Owners , page 13

   2. We note your response to prior comment 1. Your table on page 13 continues to combine the common stock and
Series B preferred stock held by all the directors and officers as a group. Please further
revise your table to separate the classes of shares as you disclose on page 17 that the series
B preferred shares are not convertible into common stock.
   3. Your table is inconsistent with information provided on page 17. For example, itindicates that the 300,000 shares
of preferred stock held by Mr. Sharp is 92.7% of the
 George Sharp
Stratos Renewables Corp
February 22, 2022
Page 2
      shares outstanding preferred stock, while page 17 indicates that there are 300,000 shares of series B outstanding and no shares of Series A preferred stock outstanding. Please revise your table to calculate the percentage of class based on the total number of shares of the class outstanding. Please disclose the percentage of voting represented by each class in a footnote to the table.
Item 13. Financial Statements and Supplementary Data, page 20

4. Please revise the Form 10 to include the required audited, annual financial statements for the year ended December 31, 2021. Refer to Article 8-08 of Regulation S-X. The Form
      10 goes effective by lapse of time 60 days after the original filing date pursuant to Section
      12(g)(1) of the Securities Exchange Act of 1934. To the extent you are unable to update your financial statements prior to effectiveness, please withdraw the Form 10 and re-file a new Form 10 that is in compliance with this comment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                            Sincerely,
FirstName LastNameGeorge Sharp
                                                            Division of
Corporation Finance
Comapany NameStratos Renewables Corp
                                                            Office of Life
Sciences
February 22, 2022 Page 2
cc:       Ernest Stern, Esq.
FirstName LastName